Filed Pursuant to Rule 424(b)(2)

Registration No. 333-269148

Prospectus Supplement No. 1

(To Prospectus dated January 17, 2023 and

Prospectus Supplement dated November 20, 2025)

931,032 Shares of Common Stock

Pursuant to this prospectus supplement, the prospectus supplement dated November 20, 2025 and the base prospectus dated January 17, 2023 (as supplemented from time to time, the “Prospectus”), we are offering 931,032 shares of our common stock to YA II PN, Ltd., a Cayman Islands exempt limited company (“Yorkville”), at a price of approximately $0.166 per share, pursuant to our previously announced Standby Equity Purchase Agreement with Yorkville dated November 20, 2025 (the “SEPA”). These shares are being issued as part of the commitment by Yorkville to purchase from time to time shares of our common stock pursuant to the SEPA. The total purchase price of the shares is approximately $154,000. We intend to use the net proceeds for working capital and other general corporate purposes. We expect to issue the shares to Yorkville on or about March 9, 2026.

In addition to our issuance of our shares to Yorkville pursuant to the SEPA, this Prospectus also covers the resale of these shares by Yorkville to the public. Although we have been advised by Yorkville, and Yorkville represents in the SEPA, that Yorkville is purchasing the shares for its own account, for investment purposes in which it takes investment risk (including, without limitation, the risk of loss), and without any view or intention to distribute such shares in violation of the Securities Act of 1933, as amended (the “Securities Act”), or any other applicable securities laws, the Securities and Exchange Commission (the “SEC”) may take the position that Yorkville may be deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act and any profits on the sales of shares of our common stock by Yorkville and any discounts, commissions or concessions received by Yorkville are deemed to be underwriting discounts and commissions under the Securities Act. For additional information on the methods of sale that may be used by Yorkville, see the section entitled “Plan of Distribution” on page S-14 of the prospectus supplement dated November 20, 2025 and page 21 of the base prospectus dated January 17, 2023.

Our common stock is listed on The Nasdaq Capital Market under the symbol “BCAB.” The last reported sale price of our common stock on The Nasdaq Capital Market on March 4, 2026 was $0.17 per share. We are a “smaller reporting company” under federal securities laws and, as such, are subject to reduced public company reporting requirements.

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Investing in our securities involves a high degree of risk. You should carefully consider the risks described under the heading “Risk Factors” beginning on page S-8 of the prospectus supplement dated November 20, 2025 and the documents incorporated by reference into the prospectus supplement dated November 20, 2025.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Neither we nor Yorkville have authorized anyone to provide you with any information other than the information contained in or incorporated by reference in this prospectus supplement, or the prospectus supplement dated November 20, 2025 and base prospectus dated January 17, 2023 and in the documents incorporated by reference herein and therein. We and Yorkville take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these securities in any state or jurisdiction where the offer is not permitted. You should assume that the information contained in or incorporated by reference in this prospectus supplement, or the prospectus supplement dated November 20, 2025 and base prospectus dated January 17, 2023 is accurate only as of their respective dates.

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Prospectus Supplement dated March 4, 2026

The Offering

Securities offered	931,032 shares of common stock
Common stock outstanding after the offering	81,170,430 shares of common stock
Purchaser	YA II PN, Ltd. pursuant to the Standby Equity Purchase Agreement dated November 20, 2025
Purchase price	Approximately $0.166 per share
Proceeds	Approximately $154,000
Use of proceeds	We intend to use the net proceeds for working capital and other general corporate purposes.
Symbol for our common stock	“BCAB”
Resale	This prospectus supplement, the prospectus supplement dated November 20, 2025 and the base prospectus dated January 17, 2023 also cover the resale of shares by YA II PN, Ltd. to the public. See “Plan of Distribution” on page S-14 in our prospectus supplement dated November 20, 2025.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public at the SEC’s website at www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at www.bioatla.com. Information accessible on or through our website is not a part of this prospectus supplement.

This prospectus supplement and the prospectus supplement dated November 20, 2025 and base prospectus dated January 17, 2023 are part of a registration statement on Form S-3 that we filed with the SEC and does not contain all of the information in the registration statement. You should review the information and exhibits in the registration statement for further information on us and the securities that we are offering. The SEPA is filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on November 21, 2025 and incorporated in this prospectus supplement by reference. Statements in this prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should read the actual documents for a more complete description of the relevant matters.